SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

DMI FURNITURE, INC.

(Name of Subject Company (Issuer))

CHURCHILL ACQUISITION CORP.

a wholly owned subsidiary of

FLEXSTEEL INDUSTRIES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

233230 10-1

(CUSIP Number of Class of Securities)

Ronald J. Klosterman

Vice President Finance, Chief Financial Officer & Secretary

Flexsteel Industries, Inc.

3400 Jackson Street

Dubuque, Iowa 52004-0877

Telephone: (563) 556-7730

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With a copy to:

Charles W. Mulaney, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom (Illinois)

333 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$16,862,627	$1,365

*	Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 4,298,786 outstanding shares of common stock of DMI Furniture, Inc. at a purchase price of $3.30 per share. The transaction value also includes the offer price of $3.30 per share multiplied by 811,101, the estimated number of outstanding options to purchase shares of common stock of DMI Furniture, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,365	Filing party: Flexsteel Industries, Inc.

Form or Registration No.: Schedule TO	Date Filed: August 20, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission on August 20, 2003 and as amended on August 26, 2003, by Churchill Acquisition Corp., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Flexsteel Industries, Inc., a Minnesota corporation (“Flexsteel”). The Statement relates to the Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of DMI Furniture, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.30 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(2) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 2.	Subject Company Information.

Item 2 of the Statement is hereby amended by deleting the last sentence in the first paragraph under the heading “Certain Projections” in the section of the Offer to Purchase entitled “Certain Information Concerning the Company” and replacing it with the following:

None of Flexsteel, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them has or intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error; provided, however, that, if Parent or Purchaser becomes aware of any material changes in the projections prepared by the Company, Parent and Purchaser will disclose such material changes to security holders in accordance with applicable federal securities laws.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Churchill Acquisition Corp.

By:	/S/ RONALD J. KLOSTERMAN
Name:	Ronald J. Klosterman
Title:	Treasurer & Secretary

Flexsteel Industries, Inc.

By:	/S/ RONALD J. KLOSTERMAN
Name:	Ronald J. Klosterman
Title:	Vice President Finance, Chief Financial Officer & Secretary

Dated: September 5, 2003

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